                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (RULE 13d - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 2)*

                                ORANGE-CO, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                   684177108
                                 (CUSIP Number)

                              DAVID C. SHOBE, ESQ.
                      501 E. KENNEDY BOULEVARD, SUITE 1700
                              TAMPA, FLORIDA 33602
                                 (813) 228-7411
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 23, 1999
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 11 Pages

--------------
         * The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)


CUSIP NO. 684177108                                                PAGE 2 OF 11
-------------------                                                ------------

---------------- --------------------------------------------------------------
1                NAME OF REPORTING PERSONS:  BEN HILL GRIFFIN III
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------- --------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                                     (b)  [ ]

---------------- --------------------------------------------------------------
3                SEC USE ONLY

---------------- --------------------------------------------------------------
4                SOURCE OF FUNDS*

---------------- --------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

---------------- --------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ben Hill Griffin III is a United States citizen

-------------------------- ---------- -----------------------------------------
                           7          SOLE VOTING POWER
                                      0**
     NUMBER OF             ---------- -----------------------------------------
      SHARES               8          SHARED VOTING POWER
   BENEFICIALLY                       0**
     OWNED BY              ---------- -----------------------------------------
       EACH                9          SOLE DISPOSITIVE POWER
     REPORTING                        0**
    PERSON WITH            ---------- -----------------------------------------
                           10         SHARED DISPOSITIVE POWER
                                      0**
---------------- --------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0**

---------------- --------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                          [ ]

---------------- --------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

---------------- --------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                 IN

---------------- --------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**ON SEPTEMBER 23, 1999, THE REPORTING PERSONS SOLD ALL OF THEIR BENEFICIALLY
  OWNED SHARES.

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)


CUSIP NO. 684177108                                                PAGE 3 OF 11
-------------------                                                ------------

-------------- ----------------------------------------------------------------
1              NAME OF REPORTING PERSONS:  BEN HILL GRIFFIN, INC.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------- ----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)    [X]
                                                                   (b)    [ ]

-------------- ----------------------------------------------------------------
3              SEC USE ONLY

-------------- ----------------------------------------------------------------
4              SOURCE OF FUNDS*

-------------- ----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------- ----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida
------------------------ ---------- -------------------------------------------
                         7          SOLE VOTING POWER
                                    0**
     NUMBER OF           ---------- -------------------------------------------
      SHARES             8          SHARED VOTING POWER
   BENEFICIALLY                     0**
     OWNED BY            ---------- -------------------------------------------
       EACH              9          SOLE DISPOSITIVE POWER
     REPORTING                      0**
    PERSON WITH          ---------- -------------------------------------------
                         10         SHARED DISPOSITIVE POWER
                                    0**
-------------- ----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0**
-------------- ----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            [ ]

-------------- ----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%
-------------- ----------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               CO
-------------- ----------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**ON SEPTEMBER 23, 1999, THE REPORTING PERSONS SOLD ALL OF THEIR BENEFICIALLY
  OWNED SHARES.

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)


CUSIP NO. 684177108                                                PAGE 4 OF 11
-------------------                                                ------------

-------------- ----------------------------------------------------------------
1              NAME OF REPORTING PERSONS:  BEN HILL GRIFFIN INVESTMENTS, INC.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------- ----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)    [X]
                                                                   (b)

-------------- ----------------------------------------------------------------
3              SEC USE ONLY

-------------- ----------------------------------------------------------------
4              SOURCE OF FUNDS*

-------------- ----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

-------------- ----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada
------------------------ ---------- -------------------------------------------
                         7          SOLE VOTING POWER
                                    0**
       NUMBER OF         ---------- -------------------------------------------
        SHARES           8          SHARED VOTING POWER
     BENEFICIALLY                   0**
       OWNED BY          ---------- -------------------------------------------
         EACH            9          SOLE DISPOSITIVE POWER
       REPORTING                    0**
      PERSON WITH        ---------- -------------------------------------------
                         10         SHARED DISPOSITIVE POWER
                                    0**
-------------- ----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0**
-------------- ----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            [ ]

-------------- ----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%
-------------- ----------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               CO
-------------- ----------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**ON SEPTEMBER 23, 1999, THE REPORTING PERSONS SOLD ALL OF THEIR BENEFICIALLY
  OWNED SHARES.

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)


CUSIP NO. 684177108                                                PAGE 5 OF 11
-------------------                                                ------------



                                  INTRODUCTION

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is intended to amend and supplement certain information set forth in the Schedule 13Ds filed on November 12, 1997 and June 5, 1992 and the Amendment No. 1 filed on September 8, 1999 (the "Initial Filings") by (i) Ben Hill Griffin Investments, Inc., a Nevada corporation ("BHG Investments"), (ii) Ben Hill Griffin, Inc. ("BHGI"), a Florida corporation which owns all of the issued and outstanding stock of BHG Investments, and (iii) Ben Hill Griffin III, an individual who has an indirect controlling interest in BHGI.

         In this Amendment No. 2, each of BHG Investments, BHGI, and Ben Hill Griffin III are occasionally referred to as a "Reporting Person," and they are occasionally collectively referred to as the "Reporting Persons." The Reporting Persons are filing this Amendment No. 2 together as a group pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Amendment No. 2 relates is the common stock, par value $0.50 per share (the "Shares"), of Orange-co, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive office is 2020 Highway 17 South, P.O. Box 2158, Bartow, Florida, 33831-2158.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Amendment No. 2 are BHG Investments, BHGI and Ben Hill Griffin III.

         BHG Investments is a Nevada corporation which serves as a holding company for BHGI's investments. The address of BHG Investments' principal business and principal office is: 5851 West Charleston Blvd., Suite 1000, Las Vegas, Nevada, 89102.

         BHGI is a Florida corporation which is engaged in agribusiness. The address of BHGI's principal business and principal office is: 700 South Alternate Highway 27, Post Office Box 127, Frostproof, Florida 33843.

         Ben Hill Griffin III is a United States citizen whose business address is: 700 South Alternate Highway 27, Post Office Box 127, Frostproof, Florida 33843. Mr. Griffin is currently a Class A partner of the Griffin Family Limited Partnership ("GFLP"), Chairman of the Board, President, and Chief Executive Officer of BHGI, and President and Chairman of the Board of BHG Investments.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor have any of the Reporting

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)


CUSIP NO. 684177108                                                PAGE 6 OF 11
-------------------                                                ------------

Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The following persons are officers and directors of BHG Investments:

         Michael J. Aloian, who is a United States citizen and who has the same business address as BHG Investments, is a director, Vice President, Controller, and Treasurer of BHG Investments. Mr. Aloian's current principal occupation is acting as a tax manager for Bradshaw, Smith & Co., an accounting and business consulting firm which is located at the same address as BHG Investments.

         Gordon W. Stewart, who is a United States citizen and who has the same business address as BHG Investments, is a director and the Secretary of BHG Investments. Mr. Stewart's current principal occupation is that of an attorney with the law firm of Stewart & Associates, located at Chase Manhattan Centre, 1201 North Market Street, Wilmington, Delaware, 19801.

         Ben Hill Griffin IV, who is a United States citizen and who has the same business address as BHGI, is a Vice President of BHG Investments. Mr. Griffin's principal occupation is acting as Vice President of BHGI.

         Stewart W. Hurst, who is a United States citizen, is a Vice President of BHG Investments. Mr. Hurst's current principal occupation is acting as a Vice President of BHG Investments and as Vice President and Chief Financial Officer of BHGI.

         Stacey D. Roth, who is a United States citizen and who has the same business address as BHG Investments, is Assistant Secretary and Assistant Treasurer of BHG Investments. Ms. Roth's principal occupation is acting as a secretary and clerical assistant for Bradshaw, Smith & Co., an accounting and business consulting firm which is located at the same address as BHG Investments.

         Donna H. Respress is a United States citizen who has the same business address as BHGI, and is an Assistant Secretary of BHG Investments. Ms. Respress's principal occupation is acting as Executive Secretary of BHGI.


         The following persons are officers and directors of BHGI:

         Norma J. De Antonio, who is a United States citizen and who has the same business address as BHGI, is an Assistant Treasurer, Assistant Secretary and Controller of BHGI. Ms. De

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)


CUSIP NO. 684177108                                                PAGE 7 OF 11
-------------------                                                ------------

Antonio's principal occupation is acting an Assistant Treasurer, Assistant Secretary and Controller of BHGI.

         Ben Hill Griffin IV, who is a United States citizen and who has the same business address as BHGI, is a director and Vice President of BHGI. As noted above, Mr. Griffin's principal occupation is acting as Vice President of BHGI.

         K.E. Hartsaw, who is a United States citizen and who has the same business address as BHGI, is a director of BHGI. Mr. Hartsaw is currently retired.

         Lloyd G. Hendry, who is a United States citizen and who has the same business address as BHGI, is a director of BHGI. Mr. Hendry is currently retired.

         Stewart W. Hurst, who is a United States citizen and who has the same business address as BHGI, is a Vice President and Chief Financial Officer of BHGI. As noted above, Mr. Hurst's current principal occupation is acting as a Vice President of BHG Investments and as Vice President and Chief Financial Officer of BHGI.

         Donna H. Respress is a United States citizen who has the same business address as BHGI, and is an Executive Secretary of BHGI. As noted above, Ms. Respress's principal occupation is acting as Executive Secretary of BHGI.

         Ben Hill Griffin III exercises ultimate control over BHGI and BHG Investments. During the last five years, none of the above-mentioned officers and directors of BHGI or BHG Investments has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  ITEM SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment No. 2 relates specifically to the sale of all of the Shares of the Company beneficially owned by BHG Investments, BHGI and Ben Hill Griffin III to Reservoir Capital Group, LLC ("Reservoir"). On September 23, 1999, Reservoir purchased from BHGI and Ben Hill Griffin III 5,405,660 Shares, or 52.4% of the 10,309,975 outstanding Shares as of the date hereof (based solely on the Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 1999), for a cash price of $7.00 per share. Upon the consummation of that transaction, none of the Reporting Persons beneficially own any Shares of the Company.

                                 SCHEDULE 13D
                               (AMENDMENT NO. 2)


CUSIP NO. 684177108                                                PAGE 8 OF 11
-------------------                                                ------------


ITEM 4.  PURPOSE OF TRANSACTION

         On July 14, 1999, a letter of intent was signed with Reservoir Capital Group, LLC ("Reservoir") for Reservoir's purchase of all of the Shares of Orange-co, Inc. beneficially owned by Ben Hill Griffin III and BHGI. The purpose of the sale of the 5,405,660 Shares to Reservoir was to effectuate the transaction contemplated in that letter of intent.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)

         None of the Reporting Persons beneficially own any Shares of the Company.

         (c) On September 23, 1999, the Reporting Persons sold to Reservoir 5,405,660 Shares of the Company for a cash price of $7.00 per share.

         (d) Not applicable.

         (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares of the Company on September 23, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following document is filed herewith as an exhibit to this statement:

         (a)  Joint Filing Agreement

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)


CUSIP NO. 684177108                                                PAGE 9 OF 11
-------------------                                                ------------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     BEN HILL GRIFFIN INVESTMENTS, INC.


                                     By: /s/ Michael J. Aloian
                                        ---------------------------------------
                                             Michael J. Aloian, Vice President



                                         /s/ Ben Hill Griffin III
                                        ---------------------------------------
                                             Ben Hill Griffin III, individually



                                     BEN HILL GRIFFIN, INC.


                                     By: /s/ Ben Hill Griffin III
                                        ---------------------------------------
                                             Ben Hill Griffin III, President


Date: October 5, 1999

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)


CUSIP NO. 684177108                                               PAGE 10 OF 11
-------------------                                               -------------



                   EXHIBIT                                           PAGE
                   -------                                           ----

       1.    Joint Filing Agreement                                   11

                                   AGREEMENT


         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Orange-co, Inc. or any subsequent acquisitions or dispositions of equity securities of Orange-co, Inc. by any of the undersigned.


Date: November 12, 1997


                                     /s/ Ben Hill Griffin III
                                     ------------------------------------------
                                         Ben Hill Griffin III, individually




                                     BEN HILL GRIFFIN INVESTMENTS, INC.


                                     By: /s/ Michael J. Aloian
                                     ------------------------------------------
                                             Michael J. Aloian, Vice President



                                     BEN HILL GRIFFIN, INC.


                                     By: /s/ Ben Hill Griffin III
                                     ------------------------------------------
                                             Ben Hill Griffin III, President